

Mail Stop 3561

February 22, 2010

Ms. Angela D. Shinabargar
 Chief Financial Officer
BUTLER NATIONAL CORPORATION
19920 West 161st Street
Olathe, Kansas 66062

> **Re: Butler National Corporation**
> **Supplemental response letter filed February 9, 2010, regarding the**
> **Form 10-K for the year ended April 30, 2009**
> **File No. 0-01678**

Dear Ms. Shinabargar:

We have reviewed your supplemental response letter to us filed on February 9, 2010 in response to our letter of comment dated January 28, 2010 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 5 business days.

Form 10-K (Fiscal Year Ended April 30, 2009)

Management's Discussion and Analysis

Fiscal 2009 compared to Fiscal 2008

Revenue and Operating Profit

1.   We have reviewed your response to our prior comment 1. See the last sentence of
        the proposed revision for the paragraph "Corporate/Professional Services."
        Please revise to disclose the amount of operating profit (loss) for this segment for
        each year presented. In this regard, as shown in Note 10 to the audited financial
        statements, the operating profit for fiscal 2009 was approximately $272,400
        compared to an operating profit of approximately $26,300 for fiscal year 2008.
        Please also provide an explanation for the significant increase in operating profit
        in fiscal 2009. In addition, see your proposed revision for the paragraph
        "Consolidated Net Income." It appears you inadvertently have disclosed the
        amount of pre-tax income, rather than "net income." Please revise in future
        filings, beginning with your April 30, 2010 Annual Report on Form 10-K.

Analysis and Discussion of Cash Flow

2.   We have reviewed your response to our prior comment 3. Please expand your
        proposed disclosure to also indicate to which of your business segments the
        impairment of the Junction City real estate properties was recorded. In addition,
        reconcile the amount of increase in inventory obsolescence of approximately
        $606,000 with that in Schedule II of approximately $637,000. Please revise in
        future filings, beginning with your April 30, 2010 Annual Report on Form 10-K.

Forms 10-Q (Quarters Ended July 31, 2009 and October 31, 2009)

Statement of Operations

3.   We have reviewed your response to our prior comment 5. We note your proposed
        revisions have increased "Management/Professional Services" revenue by
        approximately $2.0 million, which we assume is the proceeds for the portion of
        the land that was sold, and an approximately $1.5 million increase in cost of sales
        for "Management/Professional Services." Please revise to exclude the proceeds
        from revenue and the related costs from cost of sales, and to instead, comply with
        our previous request to solely reclassify the gain on the sale of the land within
        "Operating income." In this regard, the necessary change in the statements of
        operations would be to, for example, reclassify the line item "Gain on sale of
        land" immediately after SG&A expenses, but within operating income. Please
        reflect this change in future filings, beginning with your January 31, 2010
        Quarterly Report on Form 10-Q. Further, we note your proposed changes to the

statements of cash flows; however, please note there should be no revisions to this statement as a result of the reclassification made to the statements of operations.

Management's Discussion and Analysis

Results of Operations

4. We have reviewed your response to our prior comments 7 and 8. See the proposed paragraph discussion of "Gaming." In future filings, please revise this proposed discussion to exclude the inappropriate inclusion of $2.0 million in revenue from the sale of the land. You may continue to disclose that operating profit reflects the $496,400 gain on the sale of the land.

Exhibit 31 Certifications

5. We have reviewed your response to our prior comment 9. Please provide this disclosure in future filings, beginning with your January 31, 2010 Quarterly Report on Form 10-Q.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant